SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 35695; File No. 812-15781]

Invesco Dynamic Credit Opportunity Fund, <u>et</u> <u>al</u>.

July 29, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Invesco Dynamic Credit Opportunity Fund, Invesco Senior Income Trust, Invesco Senior Loan Fund, Invesco Advisers, Inc., Invesco Senior Secured Management, Inc., Invesco Direct Lending (UL) Master Fund II, SCSp, Invesco Direct Lending (L) II Blocker, LLC, Invesco Direct Lending (L) II Holdco, L.P., Invesco Direct Lending (UL) II Holdco, L.P., Invesco Direct Lending (UL) Fund (Cayman) II, L.P., Invesco Private Credit Opportunities Master Fund, L.P., Invesco Private Credit Opportunities Holdco, LLC, Invesco PCO Evergreen Master Fund, L.P., Invesco PCO Evergreen Holdco, LLC, Invesco Credit Partners Master Fund III, L.P., and Invesco Credit Partners Opportunities Fund 2023, L.P.

Filing Dates: The application was filed on May 6, 2025, and amended on July 9, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application

by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on August 25, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Michael W. Mundt, Esq. and Matthew R. DiClemente, Esq., Stradley Ronon Stevens & Young, LLP, at MMundt@stradley.com and MDiClemente@stradley.com, respectively, and Melanie Ringold, Esq., Sean Ryan, Esq, and Stephen Sullivan, Esq, Invesco Ltd., at melanie.ringold@invesco.com, sean.ryan@invesco.com, and stephen.sullivan@invesco.com, respectively.

FOR FURTHER INFORMATION CONTACT: Kieran G. Brown, Senior Counsel, or Adam Large, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended application, dated July 9, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this

document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's

Office of Investor Education and Advocacy at (202) 551– 8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.